SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Better Home & Finance Holding Company
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08774B102
(CUSIP Number)

Vishal Garg c/o Better Home & Finance Holding Company 3 World Trade Center, 175 Greenwich Street, 57th Floor New York, NY 10007 (415) 523-8837
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	08774B102

1		NAMES OF REPORTING PERSONS
Vishal Garg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,944,513 (1)(2)(3)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
100,944,513 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,944,513 (1)(2)(3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.5% (4)
14		TYPE OF REPORTING PERSON
IN
_____________
(1) Includes 69,968,642 shares of Class A Common Stock that may be obtained upon the conversion of 69,968,642 shares of Class B Common Stock directly held by Mr. Garg. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.
(2) Includes 6,522,761 shares of Class A Common Stock that may be obtained upon the conversion of 6,522,761 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Includes 24,453,110 currently exercisable options to purchase shares of Class B Common Stock held by Mr. Garg.
(4) Calculated based upon (a) 91,300,735 shares of the Issuer’s Class A Common Stock, (b) 574,407,420 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding immediately following consummation of the Business Combination on August 22, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2023. The Reporting Persons have been informed by the Issuer that, as a result of conversions of Class B Common Stock to Class A Common Stock following the consummation of the Business Combination, as of the close of business on August 31, 2023, there were (a) 343,874,888 shares of Class A Common Stock, (b) 321,833,267 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding. Therefore, as of the close of business on August 31, 2023, Mr. Garg beneficially owned Class B Common Stock convertible into 22.7% of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	08774B102

1		NAMES OF REPORTING PERSONS
1/0 Real Estate, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,522,761 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,522,761 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,522,761 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (2)
14		TYPE OF REPORTING PERSON
OO
_____________
(1) Includes 6,522,761 shares of Class A Common Stock that may be obtained upon the conversion of 6,522,761 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(2) Calculated based upon (a) 91,300,735 shares of the Issuer’s Class A Common Stock, (b) 574,407,420 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding immediately following consummation of the Business Combination on August 22, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2023. The Reporting Persons have been informed by the Issuer that, as a result of conversions of Class B Common Stock to Class A Common Stock following the consummation of the Business Combination, as of the close of business on August 31, 2023, there were (a) 343,874,888 shares of Class A Common Stock, (b) 321,833,267 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding. Therefore, as of the close of business on August 31, 2023, 1/0 Real Estate, LLC beneficially owned Class B Common Stock convertible into 1.9% of Class A Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	08774B102

1		NAMES OF REPORTING PERSONS
1/0 Holdco, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,522,761 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,522,761 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,522,761 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (2)
14		TYPE OF REPORTING PERSON
OO
_____________
(1) Includes 6,522,761 shares of Class A Common Stock that may be obtained upon the conversion of 6,522,761 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(2) Calculated based upon (a) 91,300,735 shares of the Issuer’s Class A Common Stock, (b) 574,407,420 shares of the Issuer’s Class B Common Stock and (c) 71,877,283 shares of the Issuer’s Class C Common Stock outstanding immediately following consummation of the Business Combination on August 22, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2023. The Reporting Persons have been informed by the Issuer that, as a result of conversions of Class B Common Stock to Class A Common Stock following the consummation of the Business Combination, as of the close of business on August 31, 2023, there were (a) 343,874,888 shares of Class A Common Stock, (b) 321,833,267 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding. Therefore, as of the close of business on August 31, 2023, 1/0 Holdco, LLC beneficially owned Class B Common Stock convertible into 1.9% of Class A Common Stock outstanding.

Item 1.     Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”). The Issuer also has outstanding Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock” and, together with the Class A Common Stock and the Class C Common Stock, the “Common Stock”). Shares of Class B Common Stock and Class C Common Stock, which are not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are convertible into shares of Class A Common Stock on a share-for-share basis. Accordingly, ownership of Class B Common Stock or Class C Common Stock represents beneficial ownership of the Class A Common Stock into which it could be converted.
The principal executive offices of the Issuer are located at 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, New York 10007.
Item 2.     Identity and Background
This Schedule 13D is filed jointly by (i) Vishal Garg, (ii) 1/0 Real Estate, LLC and (iii) 1/0 Holdco, LLC (collectively, the “Reporting Persons” and each, a “Reporting Person”). Mr. Garg is the controlling member of 1/0 Holdco, LLC and 1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC.
Mr. Garg, an individual and citizen of the United States of America, is Chief Executive Officer and member of the Board of Directors of the Issuer. The principal business address of Mr. Garg is 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, New York 10007. The principal business address of both 1/0 Real Estate, LLC and 1/0 Holdco, LLC is 1 World Trade Center, 85th Floor, New York, New York 10007.
During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.     Source and Amount of Funds or Other Considerations
All of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 10, 2021, by and among the Issuer (f/k/a Aurora Acquisition Corp. (“Aurora”)), Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned direct subsidiary of Aurora (“Merger Sub”), and Better Holdco Inc., a Delaware corporation (“Better”), as subsequently amended by that certain Amendment No.1 to the Merger Agreement, dated as of October 27, 2021 (the “First Amendment”), that certain Amendment No. 2 to the Merger Agreement, dated as of November 9, 2021 (the “Second Amendment”), that certain Amendment No.3 to the Merger Agreement, dated as of November 30, 2021 (the “Third Amendment”), that certain Amendment No.4 to the Merger Agreement, dated as of August 26, 2022 (the “Fourth Amendment”), that certain Amendment No.5 to the Merger Agreement, dated as of February 24, 2023 (the “Fifth Amendment”) and that certain Amendment No.6 to the Merger Agreement, dated as of June 23, 2023 (the “Sixth Amendment”).
On August 21, 2022, Aurora filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Aurora was transferred by way of continuation from the Cayman Islands and domesticated as a Delaware corporation, changing its name to “Better Home & Finance Holding Company” (the “Domestication”).
Following the Domestication, on August 22, 2023 (the “Closing Date”), Merger Sub merged with and into Better, with Better surviving the merger (the “First Merger”) and Better merged with and into Better Home & Finance, with Better Home & Finance surviving the merger (the “Second Merger,” and together with the First Merger and the Domestication, the “Business Combination”).

At the effective time of the First Merger, each share of (i) Better’s preferred stock, $0.0001 par value per share, whether such shares are designated as Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, Series C-4 Preferred Stock, Series C-5 Preferred Stock, Series C-6 Preferred Stock, Series C-7 Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series D-3 Preferred Stock, Series D-4 Preferred Stock, and Series D-5 Preferred Stock (collectively, the “Better Preferred Stock”) was converted into Better Common Stock (as defined below) and (ii) Better’s common stock, $0.0001 par value per share, whether such shares as designated as Class A common stock, Class B common stock, Class B-1 common stock and Class O common stock (the “Better Common Stock”) (other than any shares of (i) Better Common Stock subject to options or restricted stock unit awards (as described below), (ii) treasury shares or (iii) dissenting shares) were cancelled and, in each case, converted into the right to receive a number of shares of Class A Common Stock, Class B Common Stock or Class C Common Stock equal to (A) 690,000,000, minus (B) the aggregate amount of Class B Common Stock that would be issuable upon the net exercise or conversion, as applicable, of the Better Options, Better RSUs and Better RSAs (each as defined below) (the “Exchange Ratio”).
At the effective time of the First Merger, (i) each outstanding Better option to purchase shares of Better Common Stock (each, a “Better Option”), whether vested or unvested, immediately prior to the effective time of the First Merger, was cancelled in exchange for an option to purchase a number of shares of Class B Common Stock equal to the number of shares of Better Common Stock subject to such Better Option, multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price per share of such Better Option immediately prior to the effective time of the First Merger, divided by the Exchange Ratio (as defined in the Merger Agreement), subject to the same terms and conditions as were applicable to the Better Option immediately prior to the effective time of the First Merger, (ii) each outstanding Better restricted stock unit (each, a “Better RSU”) was converted into the right to receive restricted stock units based on the number of shares of Class B Common Stock equal to the number of shares of Better Common Stock subject to such Better RSU immediately prior to the effective time of the First Merger, multiplied by the Exchange Ratio, subject to the same terms and conditions as were applicable to the Better RSU immediately prior to the First Effective Time; and (iii) each outstanding Better restricted stock award (each, a “Better RSA”) was converted into the right to receive restricted stock awards based on the number of shares of Class B Common Stock equal to the number of shares of Better Common Stock subject to such Better RSA immediately prior to the effective time of the First Merger, multiplied by the Exchange Ratio, subject to the same terms and conditions as were applicable to the Better RSA immediately prior to the effective time of the First Merger.
The foregoing description does not purport to be complete and is qualified in its entirety by the full texts of the Merger Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, which are Exhibits 1, 2, 3, 4, 5, 6 and 7 to this Schedule 13D, respectively, and are incorporated herein by reference.
Effective upon the closing of the Business Combination, 21,243,657 shares of Better Class B Common Stock, 2,069,207 shares of Series A Preferred Stock, 250,000 shares of Better Series B Preferred Stock and 1,462,373 shares of Better Series C Preferred Stock held by the Reporting Persons were canceled and converted into 76,491,403 shares of Class B Common Stock. Effective upon closing of the Business Combination, 8,000,000 options to purchase shares of Better common stock were cancelled and converted into 24,453,110 options to purchase shares of Class B Common Stock.
Item 4.     Purpose of Transaction
The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.
Mr. Garg serves as member of the Issuer’s Board of Directors and as its Chief Executive Officer. In such capacity, Mr. Garg may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing stockholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.
The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) though (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Class A Common Stock, Class B Common Stock, or other securities of the Issuer, dispose of some or all of the shares of Class A Common Stock, Class B Common Stock, or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).
Item 5.     Interest in Securities of the Issuer
(a) - (b)
Mr. Garg has beneficial ownership of 100,944,513 shares of the Class B Common Stock, which may be converted into the same number of Class A Common Stock, representing beneficial ownership of 52.5% of outstanding Class A Common Stock, on an as converted basis, and 13.7% of the aggregate outstanding Common Stock, respectively, in each case immediately following the consummation of the Business Combination on August 22, 2023. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon (a) 91,300,735 shares of Class A Common Stock, (b) 574,407,420 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding immediately following consummation of the Business Combination on August 22, 2023, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2023. Class B Common Stock and Class C Common Stock, which are not registered under the Exchange Act, each are convertible into shares of Class A Common Stock on a share-for-share basis. The Reporting Persons have been informed by the Issuer that, as a result of conversions of Class B Common Stock to Class A Common Stock following the consummation of the Business Combination, as of the close of business on August 31, 2023, there were (a) 343,874,888 shares of Class A Common Stock, (b) 321,833,267 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding. Therefore, as of the close of business on August 31, 2023, Mr. Garg beneficially owned Class B Common Stock convertible into 22.7% of Class A Common Stock outstanding.
1/0 Real Estate, LLC has beneficial ownership of 6,522,761 shares of Class B Common Stock, which may be converted into the same number of Class A Common Stock, representing beneficial ownership of 6.7% of outstanding Class A Common Stock, on an as converted basis, and 0.9% of the aggregate outstanding Common Stock, respectively, in each case immediately following the consummation of the Business Combination on August 22, 2023. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon the share information immediately following the consummation of the Business Combination described in the immediately preceding paragraph. Class B Common Stock and Class C Common Stock, which are not registered under the Exchange Act, each are convertible into shares of Class A Common Stock on a share-for-share basis. As described in the immediately preceding paragraph, the Reporting Persons have been informed by the Issuer that, as a result of conversions of Class B Common Stock to Class A Common Stock following the consummation of the

Business Combination, as of the close of business on August 31, 2023, there were (a) 343,874,888 shares of Class A Common Stock, (b) 321,833,267 shares of Class B Common Stock and (c) 71,877,283 shares of Class C Common Stock outstanding. Therefore, as of the close of business on August 31, 2023, 1/0 Real Estate, LLC beneficially owned Class B Common Stock convertible into 1.9% of Class A Common Stock outstanding.
1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC. As a result, 1/0 Holdco, LLC has beneficial ownership of the Class A Common Stock described in the immediately preceding paragraph. Mr. Garg is the controlling member of 1/0 Holdco, LLC.
Mr. Garg has the sole power to dispose or direct the disposition of all shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock that the Reporting Persons beneficially owned as of September 1, 2023.
(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock in the 60 days prior to the date of this Schedule 13D.
(d) Not applicable.
(e) 1/0 Real Estate, LLC and 1/0 Holdco, LLC ceased to beneficially own Class B Common Stock convertible into more than five (5%) percent of Class A Common Stock on or around August 24, 2023, as a result of conversions by other stockholders of Class B Common Stock to Class A Common Stock following the consummation of the Business Combination.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 6 by reference.
Registration Rights Agreement
In connection with the Business Combination, the Issuer, certain legacy Better stockholders and Novator Capital Sponsor Ltd. (“Sponsor”) entered into an Amended and Restated Registration Rights Agreement, dated as of August 22, 2023 (the “Registration Rights Agreement”), pursuant to which the Issuer is required to register for resale securities held by the stockholders party thereto. The Issuer has no obligation to facilitate or participate in more than two underwritten offerings at the request or demand of the Sponsor and no more than three underwritten offerings at the request or demand of the legacy Better stockholder parties. In addition, the stockholders party to the Registration Rights Agreement have certain customary “piggyback” registration rights and block trade rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is Exhibit 8 to this Schedule 13D, and is incorporated herein by reference.
Form of Indemnification Agreement
At the closing of the Business Combination, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with each of its directors and executive officers, including Mr. Garg. The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service to the Issuer or, at its request, service to other entities, as officers or directors to the maximum extent permitted by applicable law. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is Exhibit 9 to this Schedule 13D, and is incorporated herein by reference.
2023 Incentive Equity Plan
In his capacity as an executive officer of the Issuer, Mr. Garg may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2023 Incentive Equity Plan (the “2023 Incentive Equity Plan”), which became effective upon the closing of the Business Combination. A description of the 2023 Incentive Equity Plan is set forth in the section entitled “Incentive Equity Plan Proposal” beginning on page 267 of the final prospectus and definitive proxy statement, dated July 27, 2023, filed with the U.S. Securities and Exchange Commission (the “Proxy Statement/Prospectus”), which is incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the 2023 Incentive Equity Plan, which is Exhibit 10 to this Schedule 13D, and is incorporated herein by reference.
2023 Stock Purchase Plan
In his capacity as an executive officer of the Issuer, Mr. Garg may be entitled to purchase the Issuer’s shares at a discounted rate, pursuant to the Issuer’s 2023 Employee Stock Purchase Plan (the “2023 Stock Purchase Plan”), which became effective upon the closing of the Business Combination. A description of the 2023 Stock Purchase Plan is set forth in the section entitled “ESPP Proposal” beginning on page 275 of the Proxy Statement/Prospectus, which is incorporated herein by reference. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the 2023 Stock Purchase Plan, which is Exhibit 11 to this Schedule 13D, and is incorporated herein by reference.
Founder Side Letter
Mr. Garg entered into a letter agreement, dated as of May 10, 2021 (the “Founder Side Letter”), with Aurora, pursuant to which, notwithstanding the lock-up provisions contained in the Company Holder Support Agreement (as defined below), Mr. Garg is permitted to pledge shares of the Issuer’s Common Stock held by Mr. Garg or his affiliates or associates (the “Related Entities”) following the closing of the Business Combination, in an aggregate principal amount of up to $150,000,000, to support loans made to the Mr. Garg or the Related Entities by third-party lenders or depository institutions. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of Founder Side Letter, which is Exhibit 12 to this Schedule 13D, and is incorporated herein by reference.
Company Support Agreement
In connection with the execution of the Merger Agreement, Mr. Garg entered into that certain Company Holder Support Agreement (the “Company Support Agreement”), dated as of May 10, 2021, by and among Aurora, Better and certain stockholders, directors and officers of Better (the “Major Better Stockholders”). The Company Support Agreement includes lock-up provisions, which restrict the abilities of such Major Better Stockholders to transfer shares of the Issuer’s Common Stock following the closing of the Business Combination for the periods, and subject to the permitted transfers, described therein. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of Company Support Agreement, which is Exhibit 13 to this Schedule 13D, and is incorporated herein by reference.
Convertible Note Side Letter
In connection with consummation of the business combination, the Issuer issued and sold to SB Northstar LP, an affiliate of SoftBank Group Corp (“SB Northstar”), $528,585,444 aggregate principal amount of senior subordinated convertible notes (the “Convertible Notes”), which bear 1% interest per annum and mature on August 15, 2028, unless earlier converted or redeemed. In contemplation of such issuance, Mr. Garg, in his personal capacity, entered into a side letter with SB Northstar, dated November 31, 2021 (the “Convertible Notes Side Letter”), pursuant to which (i) Mr. Garg agreed to use reasonable best efforts to assist SB Northstar in arranging alternative financing or syndicating its portion of the Convertible Notes, (ii) Mr. Garg agreed to indemnify SB Northstar for certain of its losses realized on the Convertible Notes and (iii) SB Northstar agreed to pay over to Mr. Garg certain gains realized on the Convertible Notes. Mr. Garg remains responsible, in certain circumstances, for all losses incurred by SB Northstar in respect of its Convertible Notes position, which could require Mr. Garg to, among other things, sell a significant portion of the Issuer’s securities. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of Convertible Notes Side Letter, which is Exhibit 14 to this Schedule 13D, and is incorporated herein by reference.

Amended & Restated Voting Proxy
On, April 7, 2021, SVF II Beaver (DE) LLC, an affiliate of SoftBank Group Corp. (“SVF Beaver”), Mr. Garg entered into an irrevocable voting proxy, which was amended and restated on October 8, 2021 (the “Voting Proxy”), pursuant to which, contingent on the final settlement of certain legal proceedings (which has not yet occurred), SVF Beaver irrevocably granted to Mr. Garg the sole and exclusive power to vote the Better Preferred Stock and Better Common Stock acquired by SVF Beaver in connection with its initial investment in Better. The Voting Proxy remains in effect following the completion of the Business Combination with respect to 55,188,435 shares of Class B Common Stock and 6,877,283 shares of Class C Common Stock held by SVF Beaver. The foregoing description does not purport to be complete and is qualified in its entirety by the full text of Voting Proxy, which is Exhibit 15 to this Schedule 13D, and is incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

Exhibit No.	Exhibit Description
1
Agreement and Plan of Merger, dated as of May 10, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on May 14, 2021).

2
Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 27, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on October 29, 2021).

3
Amendment No. 2 to the Agreement and Plan of Merger, dated as of November 9, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.4 to Amendment No.3 to the Registration Statement set forth on Form S-4 filed by Aurora Acquisition Corp. on November 12, 2021).

4
Amendment No. 3 to the Agreement and Plan of Merger, dated as of November 30, 2021, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on December 2, 2021).

5
Amendment No. 4 to the Agreement and Plan of Merger, dated as of August 26, 2022, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on August 29, 2022).

6
Amendment No. 5 to the Agreement and Plan of Merger, dated as of February 24, 2023, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on March 2, 2023).

7
Amendment No. 6 to the Agreement and Plan of Merger, dated as of June 23, 2023, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better Holdco, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Aurora Acquisition Corp. on June 26, 2023).

8
Amended and Restated Registration Rights Agreement, dated as of August 22, 2023, by and among Better Home & Finance Holding Company, Novator Capital Sponsor Ltd., and certain persons signatory thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Better Home & Finance Holding Company on August 28, 2023).

9*
Form of Indemnification Agreement, by and between Better Home & Finance Holding Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on by Better Home & Finance Holding Company on August 28, 2023).

10
Better Home & Finance Holding Company 2023 Incentive Equity Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Better Home & Finance Holding Company on August 28, 2023).

11
Better Home & Finance Holding Company 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Better Home & Finance Holding Company on August 28, 2023).

12
Founder Side Letter, dated as of May 10, 2021, by and between Aurora and Vishal Garg (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by Aurora Acquisition Corp. on May 14, 2021).

13
Company Holder Support Agreement, dated as of May 10, 2021, by and among Aurora Acquisition Corp., Better Holdco Inc. and certain of Better’s stockholders (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Aurora Acquisition Corp. on May 14, 2021).

14
Convertible Notes Side Letter, dated November 30, 2021 between SB Northstar LP and Vishal Garg (incorporated by reference to Exhibit 10.27 to the Registration Statement filed on Form S-4/A (File No. 333-258423) filed by Aurora Acquisition Corp. on July 13, 2022).

15
Better Holdco, Inc. Irrevocable Voting Proxy, dated as of April 7, 2021, as amended as of October 8, 2021, by and between Vishal Garg and SVF II Beaver (DE) LLC (incorporated by reference to Exhibit 10.26 to the Registration Statement filed on Form S-4/A (File No. 333-258423) filed by Aurora Acquisition Corp. on February 10, 2022).

16+	Joint Filing Agreement among Vishal Garg, 1/0 Real Estate, LLC and 1/0 Holdco, LLC.
____________
*Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.
+Filed Herewith

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2023

Vishal Garg
/s/ Vishal Garg
Vishal Garg

1/0 Real Estate, LLC
/s/ Vishal Garg
Name: Vishal Garg Title: Authorized Signatory

1/0 Holdco, LLC
/s/ Vishal Garg
Name: Vishal Garg Title: Authorized Signatory